SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 24, 2018

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Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                           RMR Real Estate Income Fund (File No. 811-22260)

Dear Ms. White:

Thank you for your oral comments on May 10, 2018 regarding the Preliminary Proxy Statement on Schedule 14A filed by RMR Real Estate Income Fund (the “Fund”) on May 4, 2018 (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in a Definitive Proxy Statement on Schedule 14A, which the Fund intends to file on or about the date hereof (the “Definitive Proxy Statement”).

Your comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

Comments and Responses

1.              We were unable to locate the disclosure required by Item 3 of Schedule 14A regarding dissenters’ right of appraisal. Please advise or revise.

The Fund has included the requested disclosure.

2.              Please include disclosure of some of the alternatives that the Board of Trustees of the Fund would consider if the Advisory Agreement is not approved by the Fund’s shareholders.

The Fund has included the requested disclosure.

3.              We were unable to locate the address of Royal Bank of Canada. See Item 403 of Regulation S-K.

The Fund has included the address of Royal Bank of Canada in the footnotes to the beneficial ownership table.

4.              We were unable to locate the addresses of Jennifer Clark and Matthew Jordan. See Item 22(c)(2) of Schedule 14A.

The Fund has included the address of Jennifer Clark. Item 22(c)(2) requires the Fund to state the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser. Although Matthew Jordan is not the principal executive officer or a director or general partner of the investment adviser, the Fund has included his address.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon